May 4, 2009

Via EDGAR and Facsimile to: (202) 772-9217

Mr. Daniel F. Duchovny,

      Special Counsel, Office of Mergers and Acquisitions,

          Securities and Exchange Commission,

              100 F Street, N.E.,

                  Washington, D.C. 20549-6010.

Re:	IPC Holdings, Ltd.
Registration Statement on Form S-4/A
Filed April 28, 2009
File No. 333-158264

Dear Mr. Duchovny:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 2, 2009 (the “Comment Letter”), with respect to the Registration Statement on Form S-4/A filed by IPC Holdings, Ltd. (“IPC”) on April 28, 2009 (File No. 333-158264). In connection with this response to the Comment Letter, IPC today filed Amendment No. 3 to the Registration Statement on Form S-4/A (“Amendment No. 3”).

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in italics prior to IPC’s response.

Risk Factors, page 26

1. We note your response to our prior comment 7 and the following revised statement: “Moreover, because Validus’s offer is not contractually binding on Validus, and because Validus may withdraw or modify its offer at any time. . .” (emphasis added). It appears from the supplemental materials provided that Validus has reserved the right to withdraw its offer only under certain circumstances, and may not do so “at any time” as you have currently stated. Please revise your disclosure to accurately explain the Validus’s right to withdraw.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 28.

In addition, IPC supplementally responds as follows:

Validus’s offer, as stated in the letter Validus sent to IPC’s board of directors and in the 8-K filed with the Commission as a Current Report on Form 8-K on March 31, 2009 describing Validus’s offer, permits Validus to withdraw its offer if, prior to 5:00 P.M. Bermuda time on April 15, 2009, IPC’s board of directors had not (i) determined that Validus’s offer constituted a superior proposal (as defined in the amalgamation agreement with Max), (ii) withdrawn its recommendation to IPC’s shareholders in favor of the amalgamation with Max and (iii) recommended Validus’s offer to IPC’s shareholders. For the Staff’s reference, we are supplementally providing with this letter an extract of Validus’s Current Report on Form 8-K filed on March 31, 2009 in which we have marked the relevant language with a “1”.

IPC’s board of directors did not determine Validus’s offer to be a superior proposal, it did not withdraw its recommendation of the amalgamation with Max and it did not recommend Validus’s offer to IPC’s shareholders. Rather, on April 7, 2009, IPC’s board of directors determined that Validus’s offer was not a superior proposal and reaffirmed its recommendation of the amalgamation with Max. Accordingly, the conditions that Validus set forth in its letter have not been met and, as a result, Validus may withdraw its offer at anytime.

Validus has made numerous public statements since April 15, 2009. None of those public statements, however, has modified the conditions in its March 31, 2009 letter described above, which, in any event, have still not been satisfied.

In summary, Validus has not committed to leave its offer outstanding on the same terms until a date certain pending acceptance by IPC, and IPC has not accepted Validus’s offer. Finally, we note that under generally applicable principles of contract law, because Validus received no consideration in connection with its offer, Validus’s offer is freely revocable and not binding on Validus unless accepted by IPC prior to its withdrawal by Validus.

The Amalgamation, page 32

Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation, page 43

2. We reissue our prior comment 9 which sought additional disclosure in the “Background” section in an attempt to incorporate the “extensive” negotiations over the exchange ratio with the various communications between IPC and Max. Please disclose the exchange ratio proposed by Max in December 2008 and describe all discussions of the exchange ratio such that it demonstrates how the negotiation of the ratio was “extensive.” We note that you state in your response that IPC’s and Max’s negotiations over the exchange ratio resulted in the negotiation of a formula and did not relate to a specific number that was calculable at any time prior to the signing date; however, you are able to affirmatively state in the filing that such exchange ratio “would have resulted in a significant implied premium for the Max shareholders.” If there was no specific number that was calculable, how were you able to determine that a significant implied premium would result?

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 48.

3. We note your response to our prior comment 13. Please revise your filing in response to the below listed additional comments:

•

We reissue sub-bullet point 1 of our prior comment 13. The added disclosure does not adequately explain the support for your belief that that amalgamation will permit the combined entity to derive “significant advantages from the more efficient use of capital.”

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 46.

•	We reissue sub-bullet point 5 of our prior comment 13. You have not provided the support we requested with respect to the indicative ratings received with respect to the IPC-Max amalgamation.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 51.

In addition, IPC supplementally responds as follows:

IPC and Max presented information regarding the potential combined entity to the rating agencies in order to receive responses indicative of what ratings the combined entity would receive. As is typical in these situations, the specific indicative ratings received from the ratings agencies are confidential and neither IPC nor Max may disclose the specific indicative ratings received. Additionally, the responses received from the rating agencies were oral and not written. The rating agencies use these procedures when giving indicative ratings as they do not issue formal ratings with respect to a business combination until the combination is complete.

•

We note your response to sub-bullet point 7 of our prior comment 13. Please clarify that IPC’s exposure to alternative investments will increase from 7% on a stand-alone basis (see page 15 of IPC/Max March 11, 2009 investor presentation) to 10%-12% on a combined basis. Also, tell us supplementally the source of the peer company information provided on Slide 14 of Max’s presentation filed on April 21, 2009 on Form 425.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 52.

In addition, IPC supplementally responds as follows:

We note that “alternative investments” is not a defined term with standard reporting and that IPC and Max have defined “alternative investments” differently in the past. In calculating average allocation of “alternative assets” for IPC, Max and the peer group, Max has included those invested assets that are not disclosed as “fixed maturities” or “cash and cash equivalents”. This approach is consistently applied to the companies shown which makes the information comparable.

Although page 15 of the IPC/Max March 11, 2009 investor presentation indicates that IPC’s exposure at December 31, 2008 to “alternative investments” was 7%, the same slide indicates that IPC’s exposure to “equities” was 9%. Max’s definition of “alternative investments” includes both what IPC defines as “alternative investments” and what IPC defines as “equities”. Accordingly, adding the 7% of IPC’s “alternative investments” and 9% of IPC’s “equities” results in IPC’s having an exposure to “alternative investments” at December 31, 2008 of 16% under Max’s definition rather than 7%. IPC has clarified this point in their disclosure.

IPC’s exposure to alternative investments decreases from holding 16% of its investment assets in alternative asset classes at December 31, 2008 to 15% pro forma for a combination with Max. The reduction in alternative asset classes is visible in each of the slides referenced below:

•

Page 14 of the Max investor presentation filed on April 21, 2009: The lower left-hand portion of the page contains a bar chart noting IPC’s alternative investments allocation as 16 % of total investments (the green bar) and the targeted allocation developed by IPC’s and Max’s management of 10%-12% of total investments of the combined entity (the gold bar)

•

Page 15 of the IPC/Max March 11, 2009 investor presentation: The right-most pie chart notes combined alternative investments assets and equities of 15%, compared to the left-most pie chart which notes IPC’s alternative assets and equities of 16%.

The source of the peer company information on page 14 of the Max investor presentation filed on April 21, 2009 is derived from the Annual Reports on Form 10-K for the peer companies listed on the slide. IPC and Max also have copies of the following documents, which they will provide to the Staff at the Staff’s request: (1) excerpts from the business description in each peer company’s most recent 10-K, (2) excerpts from the financial statements of each peer company’s most recent 10-K, as well as those of IPC and Max, showing alternative assets at December 31, 2008, (3) a detailed comparison of each such company’s investment portfolio allocation and (4) a summary comparison of each such company’s investment portfolio allocation.

•

We note your response to sub-bullet point 10 of our prior comment 13. How does the fact that IPC’s board of directors believed the four items listed in the last bullet point on page 51 mean that the market price of Validus’s shares were “more likely to decline, or fail to increase materially,” in the short-term?

Response: In response to the Staff’s comment, IPC has revised the disclosure on pages 55 and 56.

•

We note your response to sub-bullet point 11 of our prior comment 13. Please clarify, based on the market capitalization of IPC, Max and Validus, the dollar value of the combined market capitalization IPC shareholders would own as a result of a combination with Max and with Validus.

Response: In response to the Staff’s comment, IPC has revised the disclosure on pages 55 and 56.

In addition, IPC supplementally responds as follows:

IPC has included the book value of the pro forma ownership interests, and not market value of the pro forma ownership interests, because market price can fluctuate as a result of the factors set forth in our disclosure.

•

Please supplementally provide support for the following statement on page 52: “Of these six independent directors, IPC believes (based on Validus’s public disclosures) that only two directors are not affiliated with sponsoring shareholders that own substantial equity stakes.”

Response: In response to the Staff’s comment, IPC has supplementally provided with this letter the information from Validus’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on March 25, 2009 (the “Validus 2008 Annual Proxy Statement”) and Validus’s Registration statement on Form S-1 filed with the Commission on July 24, 2007 (the “Validus S-1”), in which we have marked the information described below with at “2”.

In addition, IPC supplementally responds as follows:

In the Validus 2008 Annual Proxy Statement, Validus identifies John J. Hendrickson, Sander M. Levy, Jean-Marie Nessi, Mandakini Puri, Sumit Rajpal and Alok Singh as its six independent directors.

Mr. Levy is a Managing Director and a founding partner of Vestar Capital Partners. Funds affiliated with Vestar Capital Partners own 8,571,427 Validus common shares and warrants to acquire an additional 972,810 Validus common shares. Funds affiliated with Vestar Capital Partners own 12.43% of Validus’s total beneficial ownership, which represents 10.59% of Validus’s total beneficial ownership on a fully diluted basis. In the Validus S-1, Validus states that private equity funds managed by Vestar Capital Partners are sponsoring investors of Validus.

Ms. Puri is a Senior Vice President and the Chief Investment Officer of Merrill Lynch Global Private Equity. Entities affiliated with or managed by Bank of America Corp., Merrill Lynch Global Private Equity’s ultimate parent company, and its affiliates own 6,134, 530 Validus common shares and warrants to acquire an additional 1,067,187 Validus common shares. Entities affiliated with or managed by Bank of America Corp., Merrill Lynch Global Private Equity’s ultimate parent company, and its affiliates own 9.37% of Validus’s total beneficial ownership, which represents 7.99% of Validus’s total beneficial ownership on a fully diluted basis. In the Validus S-1, Validus states that private equity funds managed by Merrill Lynch Global Private Equity are sponsoring investors of Validus.

Mr. Rajpal is a managing director of Goldman Sachs & Co. Investment funds affiliated with The Goldman Sachs Group, Inc., Goldman Sachs & Co.’s ultimate parent company, own 14,057,137 Validus common shares and warrants to acquire an additional 1,604,410 Validus common shares. Investment funds affiliated with The Goldman Sachs Group, Inc., Goldman Sachs & Co.’s ultimate parent company, own 20.23% of Validus’s total beneficial ownership, which represents 17.38% of Validus’s total beneficial ownership on a fully diluted basis. In the Validus S-1, Validus states that private equity funds managed by Goldman Sachs Capital Partners, an affiliate of Goldman Sachs & Co., are sponsoring investors of Validus.

Mr. Singh is a managing director of New Mountain Capital. Funds affiliated with or managed by New Mountain Capital own 6,989,241 Validus common shares and warrants to acquire an additional 784,056 Validus common shares. Funds affiliated with New Mountain Capital own 10.14% of Validus’s total beneficial ownership, which represents 8.62% of Validus’s total beneficial ownership on a fully diluted basis. In the Validus S-1, Validus states that private equity funds managed by New Mountain Capital are sponsoring investors of Validus.

Based on Validus’s public disclosures, neither Mr. Hendrickson nor Mr. Nessi appears to be affiliated with Validus’s significant sponsoring shareholders. Validus also states in the Validus 2008 Annual Proxy Statement (as reflected in the enclosed annotation) that Mr. Hendrickson and Mr. Nessi are Validus’s only non-employee, non-sponsor related directors.

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.

4. Refer to the disclosure on page 51 stating “. . . IPC’s board of directors believes that a business combination without the associated benefits of achieving IPC’s other strategic objectives . . .” Please disclose those benefits and objectives here or provide a cross-reference to where they are described in the registration statement.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 55.

5. We note your response to our prior comment 16. Please explain what risk is presented by a rating agency giving the combined entity a lower than anticipated rating following the amalgamation and what effect that would have on the company’s shareholders.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 50.

6. We note your supplemental response to our prior comment 20. As the registration statement has not been declared effective prior to the record date of April 28, 2009, and therefore not mailed to shareholders on that date, please revise your estimation of the date for the shareholder meetings of IPC and Max.

Response: In response to the Staff’s comment, IPC supplementally responds as follows:

On page 53 of Amendment No. 3, IPC discloses that the amalgamation with Max could “close in the second quarter of 2009”. The second quarter of 2009 ends on June 30, 2009. In IPC’s supplemental response to the Staff in its prior comment letter, IPC noted that it if the Registration Statement was declared effective on or prior to April 28, 2009, IPC expected both IPC’s and Max’s shareholder meetings to take place in early June. Provided the Registration Statement is declared effective by mid-May, and assuming no additional delays resulting from Validus’s intervention through litigation or otherwise, IPC still believes that both IPC and Max could hold their shareholder meetings during the month of June and, subject to shareholder approval, close the amalgamation prior to the end of the second quarter of 2009. Accordingly, IPC does not believe it is necessary to revise the disclosure in the Registration Statement.

7. We note your response to our prior comment 23. Please disclose in the filing itself the explanation provided in your supplemental response letter.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 44.

*        *        *

Should any member of the Staff have questions with respect to the above response, please do not hesitate to contact Melissa Sawyer at (212) 558-4243 or Andrew Rowen at (212) 558-3896.

Sincerely,

/s/ Melissa Sawyer	/s/ Andrew S. Rowen
Melissa Sawyer	Andrew S. Rowen

cc:	Laura Crotty, Securities and Exchange Commission
Suzanne Hayes, Legal Branch Chief, Securities and Exchange Commission
Jeffrey Riedler, Assistant Director, Securities and Exchange Commission

Kenneth L. Hammond, Chairman of the Board of Directors, IPC Holdings, Ltd.
James P. Bryce, President, Chief Executive Officer and Director, IPC Holdings, Ltd.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2009

VALIDUS HOLDINGS, LTD.

(Exact name of registrant as specified in its charter)

Bermuda	001-33606	98-0501001
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

19 Par-La-Ville Road, Hamilton, HM 11 Bermuda

(Address of principal executive offices)

Registrant’s telephone number, including area code: (441) 278-9000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

stated its intention to reduce its commitment to IPC’s business. Therefore, a combination with Validus will be less disruptive to IPC’s client base.

Our binding offer is clearly a Superior Proposal, within the meaning of the Max Plan of Amalgamation. We and our financial advisors, Greenhill & Co., LLC, and our legal advisors, Cahill Gordon & Reindel LLP, are prepared to move forward immediately. We believe that our offer presents a compelling opportunity for both our companies and our respective shareholders, and look forward to your prompt response. We respectfully request that the Board of IPC reach a determination by 5:00 p.m., Bermuda time, on Wednesday, April 15, 2009, that (i) our binding offer constitutes a Superior Proposal, (ii) it is withdrawing its recommendation for the transaction contemplated by the Max Plan of Amalgamation and (iii) it is making a recommendation for the transaction contemplated by this binding offer.

We reserve the right to withdraw this offer if the Board of IPC has not reached a determination (i) that our binding offer constitutes a Superior Proposal, (ii) to withdraw its recommendation for the transaction contemplated by the Max Plan of Amalgamation and (iii) to make a recommendation for the transaction contemplated by this binding offer by 5:00 p.m., Bermuda time, on Wednesday, April 15, 2009. We further reserve the right to withdraw this binding offer if you subsequently withdraw your recommendation in favor of our offer or if you do not sign the enclosed amalgamation agreement within two business days after the termination of the Max Plan of Amalgamation.	1

We look forward to your prompt response.

Sincerely,

/s/ Edward J. Noonan
Edward J. Noonan
Chairman and Chief Executive Officer

cc:	Robert F. Greenhill
Greenhill & Co., LLC

John J. Schuster
Cahill Gordon & Reindel LLP

About Validus Holdings, Ltd.

Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. (“Validus Re”) and Talbot Holdings Ltd. (“Talbot”). Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.

Contacts :

Investors:

Validus Holdings, Ltd.

Jon Levenson, Senior Vice President

+1-441-278-9000

or

As filed with the Securities and Exchange Commission on January 16, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VALIDUS HOLDINGS, LTD.

(Exact name of registrant as specified in its charter)

Bermuda	6331	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Validus Holdings, Ltd.

19 Par-La-Ville Road

Hamilton HM11 Bermuda

(441) 278-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 590-9200

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to

Edward J. Noonan Jeff Consolino Validus Holdings, Ltd. 19 Par-La-Ville Road Hamilton HM11 Bermuda (441) 278-9000	Michael A. Becker, Esq. John Schuster, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Gary I. Horowitz, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Ave. New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)
Common Shares, $0.10 par value per common share			$200,000,000	$21,400

(1)	Includes shares to cover over-allotments, if any, pursuant to an over-allotment option granted to the underwriters.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS SUMMARY

This summary highlights selected information described more fully elsewhere in this prospectus and may not contain all of the information that is important to you. You should read the entire prospectus, including “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and our consolidated financial statements and related notes, before making an investment decision with respect to our common shares. References in this prospectus to the terms “we,” “us,” “our company” or other similar terms mean Validus Holdings, Ltd. and its consolidated subsidiaries and “Validus” means Validus Holdings, Ltd. References in this prospectus to “$” are to United States dollars. The consolidated financial statements and related notes included in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States, which we refer to as “U.S. GAAP.” Unless otherwise stated, all figures assume that the underwriters do not exercise their option to purchase additional common shares. For your convenience, we have provided a glossary, beginning on page G-l, of selected reinsurance and other related terms.

Our Company

Overview

We are a specialized Bermuda-based provider of reinsurance, conducting our operations worldwide through our wholly-owned subsidiary Validus Reinsurance, Ltd. (“Validus Re”). We concentrate on first-party risks, which are property risks and other reinsurance lines commonly referred to as short-tail in nature. We believe these markets are currently characterized by diminished underwriting capacity and increased demand levels as a consequence of significant natural catastrophes in 2004 and 2005, which resulted not only in substantial industry losses but also in constriction of available capacity as rating agency and risk modeling firms recalibrated the amount of capital required to support a given risk level. This diminished underwriting capacity has resulted in attractive pricing levels, favorable terms and conditions and the opportunity for a new reinsurance organization to enter the market with broad acceptance by clients and intermediaries. We have assembled a senior management team with significant industry expertise and longstanding industry relationships and were fully operational by December 2005. As a result, we were able to underwrite $217.4 million in gross premiums written during the January 2006 renewal period. During the nine months ended September 30, 2006, we underwrote $475.3 million in gross premiums written. As of September 30, 2006, our total assets, total capitalization and total shareholders’ equity were $1.62 billion, $1.27 billion and $1.12 billion, respectively. Our net income for the nine months ended September 30, 2006 was $114.0 million, which produced an annualized 25.8% return on average equity in the third quarter. We are well positioned to take advantage of current market situations; we have also built our operations so that we may effectively take advantage of future market conditions as they develop.

We seek to establish ourselves as a leader in the global reinsurance market. Our principal operating objective is to utilize our capital efficiently by underwriting short-tail reinsurance contracts with superior risk and return characteristics, while maintaining a lean operating structure in the favorable regulatory and tax environment of Bermuda. Our primary underwriting objective is to construct a portfolio of short-tail reinsurance contracts which maximize our return on equity subject to prudent risk constraints on the amount of capital we expose to any single extreme event. We manage our risks through a variety of means, including contract terms, portfolio selection, diversification criteria and proprietary and commercially available third-party vendor models. Our primary risk measure, however, is the aggregate amount of contract limits to which we expose our capital. We believe this approach allows us to more precisely measure and price exposures that we underwrite.

We were formed in October 2005 and registered as a Class 4 reinsurer by the Bermuda Monetary Authority in November 2005. Our initial investor, which we refer to as our founding investor, is Aquiline Capital Partners LLC, a private equity firm dedicated to investing in financial services companies. Other sponsoring investors include private equity funds managed by Goldman Sachs Capital Partners, Vestar Capital Partners, New Mountain Capital and Merrill Lynch Global Private Equity.

2

BUSINESS

Overview

We are a specialized Bermuda-based provider of reinsurance, conducting our operations worldwide through our wholly-owned subsidiary Validus Re. We concentrate on first-party risks, which are property risks and other reinsurance lines commonly referred to as short-tail in nature. We believe these markets are currently characterized by diminished underwriting capacity and increased demand levels as a consequence of significant natural catastrophes in 2004 and 2005, which resulted not only in substantial industry losses but also in constriction of available capacity as rating agency and risk modeling firms recalibrated the amount of capital required to support a given risk level. This diminished underwriting capacity has resulted in attractive pricing levels, favorable terms and conditions and the opportunity for a new reinsurance organization to enter the market with broad acceptance by clients and intermediaries. We have assembled a senior management team with significant industry expertise and longstanding industry relationships and were fully operational by December 2005. As a result, we were able to underwrite $217.4 million in gross premiums written during the January 2006 renewal period. During the nine months ended September 30, 2006, we underwrote $475.3 million in gross premiums written. As of September 30, 2006, our total assets, total capitalization and total shareholders’ equity were $1.62 billion, $1.27 billion and $1.12 billion, respectively. Our net income for the nine months ended September 30, 2006 was $114.0 million, which produced an annualized 25.8% return on average equity in the third quarter. We are well positioned to take advantage of current market situations; we have also built our operations so that we may effectively take advantage of future market conditions as they develop.

We seek to establish ourselves as a leader in the global reinsurance market. Our principal operating objective is to utilize our capital efficiently by underwriting short-tail reinsurance contracts with superior risk and return characteristics, while maintaining a lean operating structure in the favorable regulatory and tax environment of Bermuda. Our primary underwriting objective is to construct a portfolio of short-tail reinsurance contracts which maximize our return on equity subject to prudent risk constraints on the amount of capital we expose to any single extreme event. We manage our risks through a variety of means, including contract terms, portfolio selection, diversification criteria and proprietary and commercially-available third-party vendor models. Our primary risk measure, however, is the aggregate amount of contract limits to which we expose our capital. We believe this approach allows us to more precisely measure and price exposures that we underwrite.

We were formed in October 2005 and registered as a Class 4 reinsurer by the Bermuda Monetary Authority in November 2005. Our initial investor, which we refer to as our founding investor, is Aquiline Capital Partners LLC, a private equity firm dedicated to investing in financial services companies. Other sponsoring investors include private equity funds managed by Goldman Sachs Capital Partners, Vestar Capital Partners, New Mountain Capital and Merrill Lynch Global Private Equity.

2

Our Competitive Strengths

We believe we distinguish ourselves from our competitors as follows:

•

Focus on Short-Tail Lines of Reinsurance. Substantially all of our $475.3 million in gross premiums written for the nine months ended September 30, 2006 are in short-tail lines. Since inception we have focused on writing short-tail reinsurance risks, which is an area where we believe prices and terms provide an attractive risk adjusted return and our management team has proven expertise. We believe based on industry data that rates for U.S. property catastrophe insurance are at the highest levels recorded, as measured by rate on line. Conversely, we believe that rates for most casualty or long-tail lines of business are declining and do not afford equivalent attractive risk adjusted returns at this point in the underwriting cycle.

•

Management with Proven Industry Leadership Experience. Our executive management team has an average of 21 years of industry experience and senior expertise spanning multiple aspects of the global reinsurance business. Edward J. Noonan, our chairman and chief executive officer, has 27 years of industry experience and was previously president and chief executive officer of American Re-Insurance Company. George P. Reeth, our deputy chairman and president, has

52

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Shareholders Agreement and Related Provisions

Certain of our shareholders who have acquired shares of our common stock prior to the date hereof (“Existing Shareholders”) and we have entered into a shareholders’ agreement dated as of December 12, 2005 that governs certain relationships among, and contains certain rights and obligations of, such Existing Shareholders.

In connection with any future public offerings of common stock by us, the shareholders agreement grants those Existing Shareholders certain rights to participate in registered offerings by us of our common stock, or “piggyback” registration rights. Those rights vary for Existing Shareholders based on their investment amounts and continued shareholdings as follows:

• Sponsors. Our shareholders agreement defines Aquiline, Goldman Sachs Capital Partners, Vestar Capital Partners,	2
New Mountain Capital and Merrill Lynch Global Private Equity as “Sponsors.” So long as a Sponsor continues to beneficially hold at least 1/3 of its original shares of common stock, a Sponsor is deemed to be a “Qualified
Sponsor.” The shareholders agreement permits Qualified Sponsors to make up to four demand registrations.

•         Major Investors. Our shareholders agreement defines a Major Investor as a Qualified Sponsor and any other party who (a) either acquired $100 million of our common stock at our formation or (b) beneficially owns at least 10% of our company on a fully-diluted basis at our formation or prior to our initial public offering. As of the date hereof, the Qualified Sponsors named above and Caisse de Depot et Placement de Quebec are “Major Investors” and would be entitled to two demand registrations.

These demand and piggyback registration rights are subject to limitations as to the maximum number of shares that may be registered if the managing underwriter in such an offering advises that the number of shares of common stock offered should be limited due to market conditions or otherwise. We are required to pay all expenses incurred in connection with demand and piggyback registrations, excluding, in the case of demand registrations, underwriting discounts and commissions. See “Underwriting” for a description of certain lock-up arrangements entered into in connection with the Offering.

Additionally, the shareholders agreement provides that Existing Shareholders as well as affiliates, directors, officers, employees and agents of Existing Shareholders are permitted to engage in activities or businesses that are competitive with us. This section of the shareholders agreement also specifically releases Existing Shareholders from any obligation to refer business opportunities to the Company and establishes that no Existing Shareholder has any fiduciary duty to the Company.

In addition to the above provisions of the shareholders agreement, our bye-laws provide for customary tag-along rights if any Existing Shareholder transfers 5% or more of the outstanding Company securities prior to the first anniversary of our initial public offering (excluding certain permitted transfers). These tag-along rights require the selling Existing Shareholder to give each other Existing Shareholder notice of the terms and conditions of the proposed transfer, and provide that each Existing Shareholder then has the right to participate in the transfer. Persons who acquire shares in this offering will not be bound by these tag-along provisions.

Founder Agreement

We entered into a founder agreement with Aquiline Capital Partners LLC dated as of December 7, 2005 whereby we agreed to pay to Aquiline $12.3 million in return for services in connection with our formation and initial capitalization. In addition, we issued warrants to Aquiline. For a description of the warrants, see “Description of Share Capital — Warrants.”

Advisory Agreement

Pursuant to an Advisory Agreement dated as of December 7, 2005, we agreed to pay Aquiline an annual fee of $1.0 million for certain advisory services to be performed by Aquiline. The agreement terminates on December 7, 2010 or immediately upon the completion of this offering with all remaining fees of $3.0 million becoming due.

87

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 14A

(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

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Check the appropriate box:

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☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to Rule 14a-12

VALIDUS HOLDINGS, LTD.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than Registrant)

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☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1)	Title of each class of securities to which transaction applies:

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☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

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OWNERSHIP OF COMMON STOCK BY

MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of March 13, 2009 regarding the beneficial ownership of our common shares by:

•	each person known by us to beneficially own more than 5% of our outstanding common shares,

•	each of our directors,

•	each of our named executive officers, and

•	all of our directors and executive officers as a group.

The information provided in the table below with respect to each principal shareholder has been obtained from that shareholder.

Beneficial Owner(1)(16)(17)	Common Shares	Shares Subject to Exercise of Warrants	Unvested Restricted Shares and Shares Subject to Exercise of Options	Total Beneficial Ownership (%)(2)	Fully Diluted Total Beneficial Ownership (%)(2)
Investment funds affiliated with The Goldman Sachs Group, Inc.(3),(4)	14,057,137	1,604,410	—	20.23%	17.38%	2
Aquiline Capital Partners LLC and the funds it manages(5)	6,886,342	3,193,865	—	12.76%	11.19%	2
Funds affiliated with or managed by Vestar Capital Partners(6)	8,571,427	972,810	—	12.43%	10.59%
Funds affiliated with or managed by New Mountain Capital, LLC(7)	6,986,241	784,056	—	10.14%	8.62%
Entities affiliated with Bank of America Corp. or managed by Bank of America Corp affiliates(3),(8)	6,134,530	1,067,187	—	9.37%	7.99%
Edward J. Noonan(9)	421,564	29,039	920,779	0.59%	1.52%
George P. Reeth(9)	133,084	7,260	523,767	0.19%	0.74%
C. N. Rupert Atkin(9)	90,962	—	319,680	0.12%	0.46%
Michael E. A. Carpenter(9)	291,715	—	22,910	0.38%	0.35%
Jeff Consolino(9)	59,405	—	384,964	0.08%	0.49%
Matthew J. Grayson(10),(11)	—	3,993	—	0.01%	0.00%
Jeffrey W. Greenberg(10),(12)	6,886,342	3,203,883	—	12.77%	11.20%
John J. Hendrickson(10)	57,142	72,598	4,430	0.17%	0.15%
Sumit Rajpal(3),(4),(10)	—	—	—	20.23%	17.38%	2
Sander M. Levy(10),(13)	—	—	—	12.43%	10.59%
Jean-Marie Nessi(10)	—	—	—	—	—
Mandakini Puri(10),(14)	—	—	—	8.82%	7.53%
Alok Singh(10),(15)	—	—	—	10.14%	8.62%
Christopher E. Watson(10),(11)	—	6,026	—	0.01%	0.01%
Directors and Executive Officers as a group(19 persons)(16)	1,211,483	128,934	3,338,034	1.76%	5.16%

(1)	All holdings in this beneficial ownership table have been rounded to the nearest whole share.
(2)	The percentage of beneficial ownership for all holders has been rounded to the nearest 1/10th of a percentage. Total beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes common shares issuable within 60 days of March 13, 2009 upon the exercise of all options and warrants and other rights beneficially owned by the indicated person on that date. Fully diluted

BOARD OF DIRECTORS

The Company’s Amended and Restated Bye-laws provide that the Board of Directors (sometimes referred to herein as the “Board”) shall consist of 11 persons, unless determined by resolution of the Board to be another number not less than nine nor more than 12, divided into three classes, designated “Class I,” “Class II” and “Class III,” with each class consisting as nearly as possible of one-third of the total number of Directors constituting the entire Board of Directors.

The term of office for each Director in Class I expires at the 2011 Annual General Meeting; the term of office for each Director in Class II expires at the 2009 Annual General Meeting; and the term of office for each Director in Class III expires at the 2010 Annual General Meeting of the Company. At each Annual General Meeting, the successors of the class of Directors whose term expires at that meeting shall be elected to hold office for a term expiring at the Annual General Meeting to be held in the third year of their election. In 2008, there were four meetings of the Board and all incumbent Directors attended at least 75% of such meetings and of the meetings held by all committees of the Board of which they were a member. The Company expects the Directors to attend the Annual General Meeting. In connection with each regularly scheduled meeting of the Board, the non-management Directors meet in executive session without any member of management in attendance. The Board considers annually the selection of a non-management Director to serve as presiding Director at executive sessions of non-management Directors. Mr. Greenberg is the non-management Director that the Board has selected to preside over these sessions. In addition, the independent Directors meet as a group at least annually.

Independence Determination

The Board of Directors has determined that each of John J. Hendrickson, Sander M. Levy, Jean-Marie Nessi, Mandakini Puri, Sumit Rajpal and Alok Singh is independent under the listing standards of the New York Stock Exchange (“NYSE”) and Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In making such determination, the Board considered the matters described under “Certain Relationships and Related Party Transactions.”	2

Website Access to Corporate Governance Documents

Copies of the charters for the audit committee, the compensation committee, the corporate governance and nominating committee, the finance committee and the underwriting committee, as well as the Company’s Corporate Governance Guidelines, Code of Business Conduct and Ethics for Directors, Officers and Employees, which applies to all of the Company’s directors, officers and employees, and Code of Ethics for Senior Officers, which applies to the Company’s principal executive officer, principal accounting officer and other persons holding a comparable position, are available free of charge on the Company’s website at www.validusre.bm or by writing to Investor Relations, Validus Holdings, Ltd., Suite 1790, 48 Par-la-Ville Road, Hamilton, HM 11, Bermuda. The Company will also post on its website any amendment to the Code and any waiver of the Code granted to any of its directors or executive officers to the extent required by applicable rules.

Board Committees

The Board has established an audit committee, a compensation committee, an executive committee, a finance committee, a corporate governance and nominating committee and an underwriting committee. Under the applicable requirements of the NYSE, each of the audit, compensation and corporate governance and nominating committees consists exclusively of members who qualify as independent directors.

DIRECTOR COMPENSATION

Director Summary Compensation Table

The following table sets forth the compensation paid by the Company to Directors for services rendered in the fiscal year ended December 31, 2008:

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Edward J. Noonan	$—	$—	$—
George P. Reeth	—	—	—
Matthew J. Grayson	—	—	—
Jeffrey W. Greenberg	—	—	—
John J. Hendrickson	—	100,000	100,000
Sander M. Levy	—	—	—
Jean-Marie Nessi	75,000	—	75,000
Mandakini Puri	—	—	—
Sumit Rajpal	—	—	—
Alok Singh	—	—	—
Christopher E. Watson	—	—	—

(1)	Edward J. Noonan, the Chairman of the Board and the Chief Executive Officer, received no separate compensation for his service as a Director. The compensation received by Mr. Noonan as an officer of the Company is shown in the Summary Compensation Table. George P. Reeth, the President and Deputy Chairman, receives no separate compensation for his services as Director. The compensation received by Mr. Reeth as an officer of the Company is shown in the Summary Compensation Table.

Cash Compensation Paid to Non-Employee, Non-Sponsor Related Directors

During the year ended December 31, 2008, Messrs. Hendrickson and Nessi, our non-employee, non-sponsor-related Directors each received an annual retainer of $50,000, Mr. Hendrickson received an additional annual retainer fee of $50,000 for chairing the audit committee and Mr. Nessi received an additional annual retainer of $25,000 for chairing the corporate governance and nominating committee. Pursuant to our Director Stock Compensation Plan, commencing in 2008, Directors are able to elect to receive their annual retainers in the form of our common shares or to defer their annual retainers into share units (other than in the case where such a deferral would be subject the U.S. income tax). In addition, we reimburse each of our Directors for all reasonable expenses in connection with the attendance of meetings of our Board of Directors and any committees thereof.

2

Equity Based Compensation Paid to Non-Employee Directors

We have a Director Stock Compensation Plan. Our Director Stock Compensation Plan is designed to attract, retain and motivate members and potential members of our Board of Directors. This Plan provides for the compensation of Directors in common shares rather than cash for each Director so elected.

Under this plan, each Director may make an election in writing on or prior to each December 31 to receive his or her annual retainer fees payable in the following plan year in the form of shares instead of cash. The number of shares distributed in case of election under the plan is equal to the amount of the annual retainer fee otherwise payable on such payment date divided by 100% of the fair market value of a share on such payment date.

This plan further provides that a Director who has elected to receive shares pursuant to the above may make an irrevocable election on or before the December 31 immediately preceding the beginning of a plan year to defer delivery of all or a designated percentage of the shares otherwise payable as his or her annual retainer for service as a Director for the plan year provided that such deferral is not subject to U.S. income tax. All shares that a Director

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than 10% of a registered class of the Company’s equity securities to file with the SEC and the NYSE reports on Forms 3, 4 and 5 concerning their ownership of the Shares and other equity securities of the Company.

The Company believes that all of its officers, Directors and beneficial owners of more than 10% of its Common Shares filed all of such reports on a timely basis during the year ended December 31, 2008.

DETAILED BELOW IN ITEMS I THROUGH III ARE THE MATTERS SCHEDULED TO BE VOTED ON

AT THE ANNUAL GENERAL MEETING TO BE HELD ON MAY 6, 2009

I. Election of Directors

For purposes of this proposal I, the term “Company” shall mean Validus Holdings, Ltd. and its subsidiaries.

At the Annual General Meeting, four Class II Directors are to be elected to hold office until the 2012 Annual General Meeting of Shareholders. All of the nominees are currently serving as Directors and were appointed or elected in accordance with the Company’s Amended and Restated Bye-laws. Unless authority is withheld by the Shareholders, it is the intention of the persons named in the enclosed proxy to vote for the nominees listed below. All of the nominees have consented to serve if elected, but if any becomes unavailable to serve, the persons named as proxies may exercise their discretion to vote for a substitute nominee. The name, principal occupation and other information concerning each Director are set forth below.

Your Board of Directors recommends that Shareholders vote FOR the nominees.

Nominees for Whom Proxies Will Be Voted

Nominees for Class II Directors for terms to expire in 2012:

Sander M. Levy, age 47, has been a Director of the Company since its formation. He also serves as a Managing Director of Vestar Capital Partners, a private equity investment firm based in New York which manages over $7 billion of equity capital, and was a founding partner of Vestar Capital Partners at its inception in 1988. Mr. Levy is currently a member of the board of directors of Symetra Financial Corporation, Wilton Re Holdings Limited and Duff & Phelps, LLC.	2

George P. Reeth, age 52, has been President and Deputy Chairman of the Company since its formation and has senior operating and distribution responsibilities. Mr. Reeth, who has 30 years experience in the insurance and reinsurance industry, was a senior executive with Willis Group Limited from 1992 to 2005 and was chairman & chief executive officer of North American Reinsurance Operations for Willis Re Inc. from 2000 to 2005. Prior to Willis, Mr. Reeth was executive vice president at Wilcox, Inc. Prior to Wilcox, Mr. Reeth was a senior professional with E.W. Payne Intermediaries from 1986 to1988 and with Intere Intermediaries, Inc.

Alok Singh, age 54, has been a Director of the Company since its formation. He also serves as a Managing Director of New Mountain Capital, a private equity investment firm based in New York which manages over $7 billion of equity capital. Prior to joining New Mountain Capital in 2002, Mr. Singh served as a Partner and Managing Director of Bankers Trust from 1978 to 2001. In 2001 he established the Corporate Financial Advisory Group for the Americas for Barclays Capital, and led the group until 2002. Mr. Singh is non-executive chairman of Overland Solutions, Inc. and a director of Apptis, Inc., Deltek, Inc, and Ikaria Holdings, Inc.

2

Christopher E. Watson, age 58, has been a Director of the Company since its formation. He also serves as a senior principal of Aquiline, which he joined in 2006. Mr. Watson has more than 33 years of experience in the financial services industry. From 1987 to 2004, Mr. Watson served in a variety of executive roles within the property & casualty insurance businesses of Citigroup and its predecessor entities. From 1995 to 2004, Mr. Watson was president and chief executive officer of Gulf Insurance Group, one of the largest surplus lines insurance companies in the world. Mr. Watson served as a senior executive of AIG from 1974 to 1987. Mr. Watson is also a director of Group Ark Insurance Holdings Ltd., a Bermuda-based underwriter of insurance and reinsurance risks in the Lloyd’s market.

Directors Whose Terms of Office Do Not Expire at This Meeting

Class III Directors whose terms expire in 2010:

Edward J. Noonan, age 50, has been Chairman of our Board and the Chief Executive Officer of the Company since its formation. Mr. Noonan has 27 years of experience in the insurance and reinsurance industry, serving most recently as the acting chief executive officer of United America Indemnity Ltd. (Nasdaq: INDM) from February 2005 through October 2005 and as a member of the board of directors from December 2003 to May 2007. Mr. Noonan served as president and chief executive officer of American Re-Insurance Company from 1997 to 2002, having joined American Re in 1983. Mr. Noonan also served as chairman of Inter-Ocean Reinsurance Holdings of Hamilton, Bermuda from 1997 to 2002. Prior to joining American Re, Mr. Noonan worked at Swiss Reinsurance from 1979 to 1983.

Jeffrey W. Greenberg, age 57, has been a Director of the Company since its formation. He also serves as the managing principal of Aquiline, which he founded in 2005. Mr. Greenberg served as chairman and chief executive officer of Marsh & McLennan Companies, Inc. from 2000 to 2004. From 1996 to 2004, Mr. Greenberg was the chairman of MMC Capital, the manager of the Trident Funds. He previously served as a director of Ace, Inc. Previously, he served as a senior executive of AIG, where he was employed from 1978 to 1995. Mr. Greenberg is also Chairman of Group Ark Insurance Holdings Ltd., a Bermuda-based underwriter of insurance and reinsurance risks in the Lloyd’s market.

John J. Hendrickson, age 48, has been a Director of the Company since its formation. He is also the Founder and Managing Partner of SFRi LLC, an independent investment and advisory firm (formed in 2004) specializing in the insurance industry. From 1995 to 2004, Mr. Hendrickson held various positions with Swiss Re, including as Member of the Executive Board, Head of Capital Partners (Swiss Re’s Merchant Banking Division), Co-Founding Partner of Securities Capital, a private equity firm, and Managing Director of Fox-Pitt Kelton, Swiss Re’s Investment Banking Subsidiary. From 1985 to 1995, Mr. Hendrickson was with Smith Barney, the U.S. investment banking firm, where he focused on serving the capital and strategic needs of (re)insurance clients and private equity investors active in the insurance sector. Mr. Hendrickson has served as a director for several insurance and financial services companies, and, in addition to the Company, currently serves on the board of CX Reinsurance Company Limited and Tawa PLC.

Sumit Rajpal, age 33, has been a director of the Company since November 2008. He is also a managing director of Goldman, Sachs & Co. He joined Goldman, Sachs & Co. in 2000 and became a managing director in 2007. Mr. Rajpal also serves as a director on the boards of HealthMarkets, Inc., USI Holdings Corporation, CSI Entertainment, Alliance Films Holdings Inc., CW Media Holdings, Inc. and Dollar General Corporation (where he is an observer on the board).

2

Class I Directors whose terms expire in 2011:

Matthew J. Grayson, age 47, has been a Director of the Company since its formation in October 2005. He also serves as a senior principal of Aquiline. Mr. Grayson has 24 years experience in the financial services industry. In 1998, following a career in investment banking, corporate finance and capital markets, Mr. Grayson co-founded Venturion Capital, a private equity firm that specialized in global financial services companies. In 2005, Venturion Capital’s professionals joined with Jeffrey W. Greenberg, along with others, to form Aquiline. Mr. Grayson serves on the board of Structured Credit Holdings Plc and has served as Director of Tygris Commercial Finance Group since May of 2008. In 2007, Structured Credit Holdings successfully completed a scheme of arrangement in the Irish High Court with its creditors.

Jean-Marie Nessi, age 59, has been a Director of the Company since its formation. He has also served as a director of Matmut Enterprises since 2007. Mr. Nessi also has served as the head of Aon Global Risk Consulting at Aon France since October 2007. Mr. Nessi served as Chairman and CEO of NessPa Holding from January 2006 to September 2007 and as the head of the property and casualty business unit for PartnerRe Global, a subsidiary of PartnerRe SA, from 2003 to January 2006. He was appointed Chairman of PartnerRe SA in June of 2003. Prior to PartnerRe, Mr. Nessi led AXA Corporate Solutions, the successor company to AXA Ré and AXA Global Risk.

2

Mandakini Puri, age 49, has been a Director of the Company since its formation. She also serves as a Senior Vice President with Merrill Lynch Global Private Equity, where she is the Chief Investment Officer. Ms. Puri has been part of Merrill Lynch’s private equity business since 1994, prior to which she was a Director in the High Yield Finance & Restructuring Group at Merrill. Ms. Puri joined Merrill Lynch in 1986. Mr. Puri is a member of the board of directors of PSi Technologies Holdings, Inc.	2

II. Election of Subsidiary Directors

Under Section 49B of the Company’s bye-laws, the Board of Directors of any of our subsidiaries that is not a U.S. corporation or that is not treated as a pass-through or disregarded entity for U.S. federal income tax purposes, unless otherwise designated by our Board of Directors, must consist of persons who have been elected by our shareholders as Designated Company Directors.

The persons named below have been nominated to serve as Designated Company Directors of our non-United States subsidiaries indicated below. Unless authority to vote for these nominees is withheld, the enclosed proxy will be voted for these nominees, except that the persons designated as proxies reserve discretion to cast their votes for other persons in the unanticipated event that any of these nominees is unable or declines to serve.